

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2021

LeeAnn Rohmann
Chief Executive Officer
Legacy Education Inc.
701 W Avenue K Suite 123
Lancaster, CA 93534

   Re: Legacy Education Inc.
     Amendment No. 1 to Draft Registration Statement on Form S-1
     Submitted April 16, 2021
     CIK No. 0001836754

Dear Ms. Rohmann:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed April 16, 2021

Management Discussion and Analysis
Overview
Trends and uncertainties regarding revenue and operations
Impact of COVID-19 on the Company, page 48

1. Please update this section, as appropriate, to address the impact of the American Rescue Plan Act of 2021 on your business. Please further update this section to clarify the current status of your receipt of funds under HEERF pursuant to the CARES Act and CRRSAA, and to describe your uses of such funds. This revised disclosure and your releated disclosures in Notes 6, 9 and 10 of the financial statements should be consistent and accurate. Finally, to the extent possible and given the amount of time that has passed

since the initial outbreak of COVID-19, revise your prospectus in appropriate places to describe with greater specificity and quantify the impact of COVID-19 on your operations, as well as update your disclosure regarding known trends and uncertainties that have had or likely will have a material impact on your business and results of operations as a result of COVID-19. Refer to CF Disclosure Guidance: Topic No. 9 for further guidance.

Consolidated Statements of Operations, page F-4

2.   We reviewed your response to comment 6. Please revise to also present basic and diluted per unit amounts. Refer to ASC 260-10-45. Regarding the pro forma amounts, please revise the related disclosure on page F-12 to disclose the exchange ratio of units to shares.

Notes to Consolidated Financial Statements
Acquisitions
Advanced Health Services, LLC dba Integrity College of Health (Integrity), page F-15

3.   There are two primary consolidation models: (1) the variable interest model and (2) the voting model. Please provide us with your analysis using these models. Further, explain why no non-controlling interest is presented.

You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services